SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 12, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2002

GALLAHER GROUP PLC
(Registrant)

By: /s/ Christopher Fielden
Name: C. T. Fielden
Title: Group Legal Adviser

RNS, Full Text

Gallaher Group PLC : Holding(s) in Company

12 February 2002 at 09:42:22

RNS Number:3180R
Gallaher Group PLC
12 February 2002

Gallaher Group Plc ('the Company')

Gallaher Group Plc has today been advised that FMR Corp/Fidelity International Limited now hold an interest in 58,960,406 ordinary 10p shares and 5,857,040 ordinary shares from the assumed conversion of 1,464,260 ADR's (4 ordinary shares for each ADR).

The grand total of Ordinary shares and ADR's is equivalent to 64,817,446 shares representing 9.98% of the current issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END